

January 25, 2013

Laurence Penn
Chief Executive Officer and President
Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Residential Mortgage REIT**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted January 4, 2013**
> **CIK No. 0001560672**

Dear Mr. Penn:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. We note your response to comment 6 of our comment letter dated November 19, 2012. Please tell us your expectations regarding the private placements. If the private placements occur before effectiveness of this registration statement, please revise the dilution section of the prospectus and Part II of the registration statement, as applicable.

3.   We note your disclosure of the possible use of swaps. Please revise the appropriate section to discuss the risk associated with the CFTC's position regarding the use of swaps or advise. Please refer to CFTC Letter No. 12-44 located at http://www.cftc.gov/ucm/ groups/public/@lrlettergeneral/documents/letter/12-44.pdf.

Our Manager and Ellington, page 1

4.   We note your response to comment 7. Please revise the appropriate section to discuss how the economic downturn specifically affected the portfolio of assets Ellington managed. For instance, did any managed accounts, funds, or programs experience specific hardships that resulted in adverse experiences for investors?

Our Exclusion From Regulation Under the Investment Company Act, page 16

5.   We note your response to comment 14. We have referred your response to the Division of Investment Management for further review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Use of Proceeds, page 58

6.   We note your response to comment 17. Taking into account your use of leverage, please disclose the expected percentage of your portfolio that will comprised of Agency securities and non-Agency assets. We may have further comments.

Critical Accounting Policies, page 65

7.   We note your response to comment 18 and the revised disclosure. Please further expand your disclosure to discuss the following related to the third-party valuations you obtain:

- The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

- Whether, and if so, how and why, you adjust quotes or prices you obtain from brokers and pricing services;

- Whether the broker quotes are binding or non-binding; and

- The procedures you perform to validate the prices you obtain.

Our Portfolio, page 80

8.   To the extent that non-Agency assets make up a material portion of your portfolio, please provide a breakdown of the vintages and different types of instruments that make up your non-Agency assets in future filings.

Asset Surveillance, page 80

9.   We note your response to comment 25 that you will disclose "material changes or developments" in credit risks associated with your non-Agency assets. Please tell us if management will evaluate external credit ratings associated with non-Agency assets and develop internal ratings for such assets going forward. If so, please tell us if you will disclose the external and/or internal ratings in future Exchange Act reports.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                Sincerely,

                                /s/ Duc Dang

                                Duc Dang
                                Attorney Advisor

Cc: Daniel M. LeBey, Esq.
        Christopher C. Green, Esq.
        Hunton & Williams LLP